Exhibit 99.1

LumiraDx Announces Receipt of NASDAQ Delisting Determination; Plans to Appeal

LONDON, October 27, 2023 (GLOBE NEWSWIRE) – On October 24, 2023, LumiraDx Limited (Nasdaq: LMDX)(the “Company”) received a notice (“Notice”) from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) stating that on April 21, 2023, the Staff had notified the Company that the bid price of its listed securities had closed at less than $US1.00 per share over the previous 30 consecutive business days, and, as a result, did not comply with Listing Rule 5450(a)(1) (the “Minimum Bid Requirement”). Therefore, in accordance with Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until October 18, 2023, to regain compliance with the Minimum Bid Price Requirement. The Notice states that because the Company has not regained compliance with the Minimum Bid Price Requirement, its securities are now subject to delisting from The Nasdaq Global Market.

The Notice indicates that unless the Company appeals the delisting determination, which it intends to do, trading of the Company's securities will be suspended at the opening of business on November 2, 2023, and a Form 25-NSE will be filed with the U.S. Securities and Exchange Commission, which will remove the Company's securities from listing and registration on Nasdaq.

The Notice states that the Company may appeal Staff's determination to a Hearings Panel (the “Panel”) pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. A hearing request will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision. The Company intends to request a hearing to appeal the delisting determination. The Company is working on a plan to present to the Panel in an effort to regain compliance with the Listing Rules.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About LumiraDx

LumiraDx Limited (Nasdaq: LMDX) is a next-generation point of care diagnostics company that is transforming community-based healthcare. Its actively controlled microfluidic technology provides fast, high performance and accessible diagnostic solutions wherever the patient is for nearly any testing scenario, creating unique testing options at the point of need.

The Company offers a broad menu of lab comparable tests on a single portable Platform, with a target of >30 assays on the market and in various stages of development, covering infectious disease, cardiovascular disease, diabetes, and coagulation disorders. The company also supports high-complexity laboratory testing in an accessible high-throughput format to leverage current molecular laboratory operations.

Founded in 2014 and based in the UK, LumiraDx's diagnostic testing solutions are being deployed globally by governments and leading healthcare institutions across laboratories, urgent care, physician offices, pharmacies, schools, and workplaces to help screen, diagnose, and monitor wellness as well as disease. More information on LumiraDx is available at www.lumiradx.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements related to future remedies of the Company’s non-compliance with Nasdaq Listing Rule 5450(a)(1) and actions that may be taken to regain compliance. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, including, among others, general economic, political and business conditions; changes in interest rates, inflation rates and global and domestic market conditions; the effect of COVID-19 on LumiraDx's business and financial results; obtaining or maintaining regulatory approval, authorization or clearance for our tests; and those factors discussed under the header "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the Securities and Exchange Commission, or SEC, on May 1, 2023, and in other filings that we make with the SEC. Although LumiraDx believes that it has a reasonable basis for each forward-looking statement contained in this press release, LumiraDx cautions you that these statements are based on a combination of facts and factors currently known by it and its projections of the future, about which it cannot be certain. LumiraDx undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Contact: investors@lumiradx.com